UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K (other than Exhibit 99.1 hereto) is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

On November 14, 2025, Materialise NV (the “Company” or “Materialise”) announced the results of its previously announced extraordinary meeting of its shareholders (the “Special Meeting”), held on November 14, 2025.

At the Special Meeting, resolutions were passed: (i) to, among other things, proceed with certain share capital movements (and related amendments to the articles of association) with a view to the Company’s previously announced potential buyback program, (ii) to grant the board of directors a new authorization for buybacks (and a related amendment to the articles of association), (iii) to make certain other amendments to the articles of association (including the introduction of double voting rights for certain shares) and adopt a new text of the articles of association, (iv) to approve the remuneration policy, (v) to mandate the statutory auditor with the assurance of sustainability information, and (vi) to confirm the composition of the board of directors and the qualification of each director as independent, non-executive and/or executive. The new articles of association will become effective upon the listing of the Company’s ordinary shares on Euronext Brussels.

Attached as Exhibit 99.1 hereto is a copy of the Company’s press release announcing the Special Meeting results.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated November 14, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Brigitte de Vet-Veithen
Name:	Brigitte de Vet-Veithen

De Vet Management BV
Title:	Chief Executive Officer

Date: November 14, 2025